UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

CHINA YUCHAI INTERNATIONAL LIMITED.

(Name of Issuer)

,

Common Stock

(Title of Class of Securities)

G21082105

(CUSIP Number)

Shah Capital Management, Inc.

8601 Six Forks Road, Suite 630

Raleigh, NC 27615

(919) 719-6360

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G210821050	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,959,447 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,959,447 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,959,447 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.69% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. G210821050	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,600,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,600,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.81% of the outstanding shares
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP NO. G210821050	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (Personal Funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,346 shares
	8	SHARED VOTING POWER 4,025,793 shares
	9	SOLE DISPOSITIVE POWER 66,346 shares
	10	SHARED DISPOSITIVE POWER 4,025,793 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,793 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.85% of the outstanding shares
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of China Yuchai International, a Bermuda holding company (the “Issuer”). The address of the principal executive office of the Issuer is 16 RAFFLES QUAY #26-00, HONG LEONG BLDG, SINGAPORE 048581

Item 2. Identity and Background.

(a)	Name.

This Statement is filed by:

(i)	Shah Capital Management, Inc. (“Shah Capital”), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership; and

(iii)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the “Reporting Persons.”

(b)	Residence of Business Address

The address of the principal business and principal office of each of the Reporting Persons is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Shah Capital is a North Carolina corporation.

Shah Opportunity is a Delaware limited partnership.

Mr. Shah is a citizen of the United State of America.

Amendment No. 10 to Schedule 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 24, 2008 (the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock (“Common Stock”), issued by China Yuchai International (the “Issuer”) (the “Original Schedule 13D”). Subsequently, Amendment No. 1 was filed on December 31, 2008, Amendment No. 2 on November 27, 2009, Amendment No. 3 filed on December 3, 2009, Amendment No. 4 filed on May 9, 2013, Amendment No. 5 on May 30, 2013, Amendment No. 6 on June 3, 2013, Amendment No. 7 on June 18, 2013, and Amendment No. 8 on December 17, 2015.This Amendment No. 10 to Schedule 13D is being filed to amend the Schedule 13D filed on May 24, 2018 (Amendment No. 9)

The following items of the Schedule 13D are hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the shares of Common Stock was derived from investment capital of SCM clients, including the Fund.

Item 4. Purpose of Transaction

The Reporting Persons purchased the shares for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

			Shah Capital Management	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:		3,959,447	3,600,000	4,025,793
(b)	Percent of Class:*		9.69%	8.81%	9.85%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	66,346
	(ii)	Shared Voting Power:	3,959,447	3,600,000	3,959,447
	(iii)	Sole Dispositive Power:	N/A	N/A	66,346
	(iv)	Shared Dispositive Power:	3,959,447	3,600,000	3,959,447

The percentage in this paragraph relating to beneficial ownership of shares of no par value is based on 40,858,000 shares outstanding as of June 30, 2022.

(c) See the trading data as follows which is hereby incorporated by reference into this Item 5(c) as if restated here in full.

162,904 shares were bought in the last 60 days for $1,184,851 (inclusive of commissions)

Except as set forth here, no other transactions in shares of the Common Stock were effected by any Reporting Person within the last 60 days

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement, dated November 16, 2022, by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, and Himanshu H. Shah.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	November 16, 2022

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	November 16, 2022

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	November 16, 2022

/s/ Himanshu H. Shah
Himanshu H. Shah